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                July 8, 2011

VIA EDGAR Ms. Cecilia Blye, Esq. Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Star Bulk Carriers Corp.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 001-33869

Dear Ms. Blye:

On behalf of Star Bulk Carriers Corp. (the "Company"), we submit this response to your letter dated June 28, 2011, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010.  The Company's responses, together with the Staff's comments, are set forth below.

Risk Factors, page 4
If our vessels call on ports located in countries that are subject to restrictions..., page 10

1.
We note the disclosure that from time to time on charterers' instructions, your vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the United States government as state sponsors of terrorism. In future filings, please identify the U.S.-designated state sponsors of terrorism to which you refer.

The Company confirms that it will include disclosure in future filings in response to this comment.

Ms. Cecilia Blye, Esq.
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 8, 2011

2.
In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, countries currently identified by the U.S. Department of State as state sponsors of terrorism, whether through subsidiaries, charterers, or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The Company advises the Staff that since its inception, to its best knowledge, the only contact with Iran, Syria, Sudan or Cuba was an indirect contact, through an unaffiliated charterer, involving one of its vessels (the Star Omicron).  That vessel called on Iran once during January 2011 while under a sub-charter to Trans Oceanic Navigation Ltd.  Under the terms of the charter, the charterer (not the Company) directed the vessel to its loading and discharge ports, and the cargo involved was that of the shipper/receiver, not of the Company.  As directed by the charterer, the vessel arrived in Iran on January 7, 2011, and left port seven days later.

The Company supplementally advises the Staff that as of the date hereof, neither the Company nor its subsidiaries have ever entered or have any future plans to enter, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries.

3.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

As mentioned above, the only contact of the Company or its subsidiaries with Iran, Syria, Sudan or Cuba was an indirect contact, through unaffiliated charterers, involving one of its vessels, the Star Omicron, which called on Iran once during January 2011 while at the direction of a sub-charterer.  The Company considers the amount of net revenue earned during the vessel's call in Iran, $282,866 or less than 0.2% of the Company's 2010 revenues, to be immaterial to its results of operations both quantitatively and qualitatively.

Ms. Cecilia Blye, Esq.
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 8, 2011

Neither the Company nor its subsidiaries have ever entered or have any future plans to enter, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, and as a result, the Company has never earned any revenues from these entities.

The Company notes the Staff's comments that a number of states and municipal governments have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism.  The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment and potential for reputational harm evidenced by such actions concerning companies with operations associated with Iran, Syria, Sudan and Cuba.

As mentioned above, the Company has no contracts with and earns no revenues from the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries. Accordingly, the Company does not believe that it has any direct or indirect arrangements with the governments of Iran, Syria, Sudan or Cuba or any entities controlled by the governments of these countries, including any entities organized in these countries, that are qualitatively material to a reasonable investor's investment decision.  In addition, the Company does not consider the investment risk to be material in qualitative terms because the Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargoes.

4.
We note that the time charter agreement for Star Gamma filed as Exhibit 10.17 to your amended Form F-4 filed on July 19, 2007, appears to prohibit trading to countries including Cuba, Syria, Sudan and other countries sanctioned by the United States, and that the time charter agreement for Star Iota filed as Exhibit 10.18 to the same amended Form F-4 appears to permit trading to Sudan, subject to prior consent. Please tell us whether your other charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

As of the date of this letter, the charters for all of our vessels include provisions relating to calling on ports in Iran, Syria, Sudan or Cuba.  The charters for the Star Cosmo, Star Gamma, Star Zeta, Star Theta, Star Omicron, Star Epsilon and Star Kappa include trade exclusion clauses prohibiting trade in Iran, Sudan, Cuba and Syria but the charters for the Star Kappa and the Star Epsilon contain additional clauses allowing for trade to Syria provided all cargo claims are handled by the charterers for their account and the charterer provides security if required. The charter contracts for the Star Ypsilon, Star Aurora and Star Sigma include trade exclusion clauses for Cuba, Syria and Iran.  The charter contract for the Star Delta includes a trade exclusion clause for Cuba and Sudan and a clause that permits trading with Syria and Iran provided that the charterers purchase extra war risk insurance.  Also, all of our charters contain trading restrictions intended to obligate the charterer to comply with any sanctions or regulations imposed by the United Nations.  In addition 8 of our 11 charters contain trading restrictions intended to obligate the charterer to comply with any trading regulations imposed by the European Union.  Both the European Union and the United Nations have issued certain trading restrictions relating to Iran and Sudan and the European Union has also issued trading restrictions relating to Syria.

Ms. Cecilia Blye, Esq.
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
July 8, 2011

The Company supplementally advises the Staff that the Star Omicron was under a different charter that did not include a provision excluding trade with Iran in January 2011 but subsequently on June 28, 2011 entered into a new contract that includes a trade exclusion clause.
____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1240, Christine Westbrook, Esq. at (212) 574-1371 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Robert E. Lustrin Robert E. Lustrin, Esq.
Jennifer Hardy Special Counsel Division of Corporate Finance Securities and Exchange Commission Spyros Capralos Chief Executive Officer Star Bulk Carriers Corp.